

July 10, 2012

<u>Via Email</u>
Eric A. Balzer
Chief Executive Officer
Ramtron International Corporation
1850 Ramtron Drive
Colorado Springs, Colorado 80921

   **Re: Ramtron International Corporation**
      **Schedule 14D-9**
      **Filed July 5, 2012**
      **File No.:  5-40467**

Dear Mr. Balzer:

   We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Item 4.  The Solicitation or Recommendation, page 9

Solicitation/Recommendation, page 9

1.  Please provide further details regarding the substantive matters discussed by the company and/or its advisor in evaluating the Cypress proposal during the period commencing June 17, 2012 through July 3, 2012.  Specifically, supplement your disclosure to describe any material developments that occurred during this time with third parties (i.e., the number of parties contacted, the number of interested parties, the types of transactions proposed).

Reasons for the Recommendation, page 18

2.  We note the assertions made regarding the company's future long-term growth prospects and long-term value.  Please revise the recommendation statement to clarify wherever applicable that the company cannot guarantee or be assured of its future performance.

(5) Ramtron has received an inadequacy opinion from its Financial Advisors, page 19

3.  We note the consideration given to the inadequacy opinion provided to the Board by Needham & Company, dated July 3, 2012.  Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us of what consideration has been given to summarizing your discussions with the financial advisor in greater detail and attaching any written analyses or presentation materials used in issuing its advisory services to the  Board.  Refer generally to Item 8 of Schedule 14D-9 and Item 1011(c) of Regulation M-A.

Item 5.  Persons/Assets Retained, Employed, Compensated or Used, page 22

Needham & Company, page 22

4.  Provide further detail regarding the compensatory arrangements referenced.  For example, specify the various percentages that have been paid or will be payable to the advisor under each of the scenarios described (i.e., upon delivery of the opinion, if the company remains independent for a specified time, and/or upon consummation of a sale transaction involving the company).  Refer to Item 5 of Schedule 14D-9 and Item 1009 (a) of Regulation M-A.

Cautionary Statement Concerning Forward Looking Statements, page 30

5.  We note the reference to the safe harbor provisions of the Private Securities
    Litigation Reform Act of 1995 in the Schedule 14D-9, exhibits to the Schedule
    14D-9 and/or press releases.  Please note that such safe harbor provisions relating
    to forward-looking statements do not apply to statements made in connection with
    tender offers.  See Section 21E(b)(2)(C) of the Exchange Act.  Please revise your
    filing to make clear that the safe harbor provisions contained in the Private
    Securities Litigation Reform Act of 1995 do not apply to any forward-looking
    statements you make in connection with the offer.  Additionally, please confirm
    supplementally that you will make these clarifications in all future filings that are
    made in connection with the offer, whether they include press releases, investor
    presentations or correspondence.

*      *      *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange
Act of 1934 and all applicable Exchange Act rules require.  Since the company is in
possession of all facts relating to the disclosure, the company is responsible for the
accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

Please direct any questions to me at (202) 551-3757.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code:  20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office    of    Mergers    &
Acquisitions

Cc (via email):Steve L. Camahort, Esq.
                Shearman & Sterling, LLP